

Lehman Brothers
Financial Services Conference

Kerry Killinger
Chairman and Chief Executive Officer

September 10, 2007

Key Messaging

- WaMu is a leading consumer and small business bank

- Key strategic actions have diversified the business, reduced market risk and lowered expenses

- Top-tier Retail Bank and Card Services businesses deliver the bulk of earnings

- Proactive steps were taken to mitigate an anticipated decline in housing prices; however, current conditions are worsening and will increase near term credit costs

- We are well positioned with strong liquidity and capital to support long-term growth

Vision

To be the national leader in consumer and small business banking

Strategic Actions since end of 2005

- Diversified the business through Providian and CCBI acquisitions

- Opportunistically reduced our balance sheet by $31 billion through the end of Q2 '07 and repurchased 142 million shares or 14 percent of shares outstanding as of 12/31/05

- Reduced FHLB advances by $47 billion, or approximately 70 percent, through Q2 '07

- Sold $2.5 billion of mortgage servicing rights

- Sold our retail mutual fund group, WM Advisors

- Implemented productivity initiatives
  - Reduced employee count by over 10,000
  - Reduced annualized expense run rate by approximately $560 million (Q4 '05 vs. Q2 '07)

Leading Player in All Business Lines

National Rankings	Q2 2006	Q2 2007
Retail Banking		
Total deposits and retail banking stores	6th	6th
Debit cards outstanding	3rd	4th
Bank credit card issuer[1]	6th	6th
Commercial Group		
Multi-family portfolio holdings	1st	1st
Home Loans		
Home lending originations[2]	3rd	6th
Home lending servicing[2]	3rd	5th
Home equity loans	5th	4th

[1] Nilson Report, 1/07, 2006 ranking
[2] Inside Mortgage Finance

Diversified Business Model



Retail Banking



Card Services



Commercial Group



Home Loans

Diversification of Revenue

2005



- Home Loans: 33%
- Commercial Group: 7%
- Card Services[1]: 7%
- Retail Banking portfolio management: 7%
- Retail Banking network noninterest income: 18%
- Retail Banking network net interest income: 28%

YTD 6/30/07



- Home Loans: 13%
- Commercial Group: 6%
- Card Services[1]: 28%
- Retail Banking portfolio management: 5%
- Retail Banking network noninterest income: 20%
- Retail Banking network net interest income: 28%

[1] On a managed basis

Strong and Diversified Funding Sources

$316.3 billion
as of 12/31/05


Other Liabilities
3%
Other Borrowings
8%
Liquid Funds1
7%
FHLB Advances
22%
Commercial & Escrow Deposit
7%
Institutional Brokered Deposits
7%
Retail Brokered Deposits
2%
Retail Deposits
44%

$288.0 billion
as of 6/30/07


Other Liabilities
4%
Other Borrowings
11%
Covered Bonds
3%
Liquid Funds1
4%
FHLB Advances
7%
Commercial & Escrow Deposits
10%
Institutional Brokered Deposits
4%
Retail Brokered Deposits
6%
Retail Deposits
51%

[1] Includes Federal Funds purchased, commercial paper and securities sold under agreements to repurchase

GDP and Housing Price Indices[1]



[1] Housing price indices represent year-over-year percentage changes
[2] GDP % has been annualized
[3] S&P/Case-Shiller® Home Price Indices are based on index values
[4] OFHEO House Price Index is based on repeat sales index

We Have Been Preparing for a Housing Downturn

- **Right-sized home loans business**
  - Reduced staffing by 28% from Q4 '05 to Q2 '07
  - Exited low margin correspondent channel

- **Sold virtually all 2004 and 2005 subprime residuals**

- **Tightened underwriting guidelines across all products**

- **Limited asset growth due to below target risk adjusted returns**
  - Reduced loan volume through tighter subprime underwriting guidelines and increased pricing
  - Sold majority of Option ARM originations in 2005, 2006 and 2007
  - Total assets of $312 billion at 6/30/07 down from $351 billion at 6/30/06

WaMu Exposure to Markets

- **No leveraged buyout obligations**

- **No liquidity extended to third party asset backed commercial paper conduits**

- **No investment in asset backed commercial paper, structured investment vehicles (SIVs), or similar arbitrage vehicles**

- **No ABS collateralized debt obligations (CDOs)**

- **Minimal exposure to subprime mortgage, home equity and Alt-A residuals**

- **Minimal exposure to warehouse mortgage lending**

Credit Quality: Estimated Loan-to-Value

June 30, 2007	Current FICO				
	>=660	**620-659**	**580-619**	**<580**	**Total**
Home Loans[1, 2]					
<=80%	66%	10%	6%	10%	**92%**
>80-90%	4%	1%	1%	1%	**7%**
>90%	1%	0%	0%	0%	**1%**
Total	**71%**	**11%**	**7%**	**11%**	**100%**
Home Equity Loans[2, 3]					
<=80%	65%	5%	2%	2%	**74%**
>80-90%	14%	3%	1%	1%	**19%**
>90%	4%	1%	1%	1%	**7%**
Total	**83%**	**9%**	**4%**	**4%**	**100%**

[1] Includes home loans in the subprime mortgage channel
[2] Estimated loan-to-value calculations based on OFHEO March 2007 data
[3] Includes the HELOC and HEL portfolios and home equity loans in the subprime mortgage channel
[4] Estimated combined loan-to-value calculations based on OFHEO March 2007 data

GDP and Housing Price Indices[1]



1 Housing price indices represent year-over-year percentage changes
2 GDP % has been annualized
3 S&P/Case-Shiller® Home Price Indices are based on index values
4 OFHEO House Price Index is based on repeat sales index

Rising LIBOR and Nonconforming Loan Rates



Strong Liquidity Position Enables Balance Sheet Growth in Q3 '07

- Conforming loans generally designated as held for sale

- Nonconforming loans now designated as held for investment

- New originations are high quality at attractive yields
  - Option ARMs
  - Hybrids
  - Home Equity

- Subprime mortgage portfolio flat, originations down

- Cash and cash equivalents up

High Quality Loans at Higher Returns[1]

Jumbo Option ARMs


Increase of 0.60%
~8.00%
~8.60%
ROA ~1.50%
ROE ~25%
June 2007 Pricing
Current Pricing²

5/1 Jumbo Hybrids


Increase of 0.90%
~6.50%
~7.40%
ROA ~1.25%
ROE ~20%
June 2007 Pricing
Current Pricing²

[1] Weighted average coupon, ROA and ROE based on current loss estimates
[2] Based on loan rate locks during 8/29-31/07

Implications of the Current Environment

What's Changed	Impact
• Housing prices flat or declining in most markets	• Higher nonperforming loans • Higher level of charge-offs • Increased provision
• Lack of secondary market liquidity for nonconforming loans	• Nonconforming loans moved from held for sale to held for investment • Opportunistic portfolio growth leading to increased provision
• Interest rates and spreads	• Higher interest rates leading to much slower loan prepayments and higher MSR valuation • Higher cost of funds will negatively impact net interest margin • Reduction in Fed Funds rate would be favorable, but LIBOR must fall also

Key Takeaways

- WaMu is a leading consumer and small business bank

- Key strategic actions have diversified the business, reduced market risk and lowered expenses

- Top-tier Retail Bank and Card Services deliver the bulk of earnings

- Proactive steps were taken to mitigate an anticipated decline in housing prices; however, current conditions are worsening and will increase near term credit costs

- We are well positioned with strong liquidity and capital to support long-term growth

Cautionary Statements

This presentation contains forward-looking statements, which are not historical facts and pertain to future operating results. These forward-looking statements are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this document that are not historical facts. When used in this presentation, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning, or future or conditional verbs, such as "will," "would," "should," "could," or "may" are generally intended to identify forward-looking statements. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the results discussed in these forward-looking statements for the reasons, among others, discussed under the heading "Factors That May Affect Future Results" in Washington Mutual's 2006 Annual Report on Form 10-K and "Cautionary Statements" in our Forms 10-Q for the quarters ended March 31, 2007 and June 30, 2007 which include:

- Volatile interest rates and their impact on the mortgage banking business;
- Credit risk;
- Operational risk;
- Risks related to credit card operations;
- Changes in the regulation of financial services companies, housing government-sponsored enterprises and credit card lenders;
- Competition from banking and nonbanking companies;
- General business, economic and market conditions;
- Reputational risk; and
- Liquidity risk.

There are other factors not described in our 2006 Form 10-K and Forms 10-Q for the quarters ended March 31, 2007 and June 30, 2007 which are beyond the Company's ability to anticipate or control that could cause results to differ.

Questions?